

September 26, 2013

Via E-mail
Ian G.H. Ashken
Vice Chairman and Chief Financial Officer
Jarden Corporation
555 Theodore Fremd Avenue
Rye, New York 10580

> **Re:** **Jarden Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 1-13665**

Dear Mr. Ashken:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

1. Reference is made to Note 12 (Taxes on Income) on page 85 where you have generated $213, $250, and $115 million in foreign pre-tax income for the fiscal years ended December 31, 2012, 2011, and 2010, respectively. Given the significance of your foreign pre-tax income as compared to your domestic operations we believe you should consider discussing the changes in pre-tax income from foreign operations over the past three fiscal years. In this regard, tell us and disclose if foreign pre-tax income changed at a significantly higher or lower rate during the past three fiscal years as compared to those of your domestic operations for the same period. Your separate discussions should provide management insights into the factors/reasons behind the changes in historical

domestic and international operating results. Please also discuss how such factors would affect your future domestic and international earnings by quantifying their impact to the extent material, if possible. Alternatively, tell us why this information would not be useful to investors. Refer to the guidance within Item 303 of Regulation S-K and SEC Release No. 33-8350.

Venezuela Operations, page 42

2. Please tell us and disclose what effect the further 2013 devaluation of the Bolivar relative to the U.S. dollar will have on changes in profitability related to your Venezuela operations. In this regard, explain to us and disclose the business practices or policies that have changed or are expected to change as a result of the devaluation.

3. We note your disclosure in the last paragraph on page 19 that "… there can be no assurance that the elimination of the SITME market will not impair the ability of the Company's subsidiaries operating in Venezuela to convert Bolivar cash balances into U.S. dollars, which could result in currency exchange losses that could have a material adverse effect on our results of operations." In future filings please update this information and expand Management's Discussion and Analysis to provide a discussion of whether you are able to settle your exchange of Venezuelan currency along with the effect of the current exchange rate system on your operations and cash flows. To the extent possible, please discuss the implications of the current exchange rate system on your future operations.

Financial Condition, Liquidity and Capital Resources, page 48

Liquidity, page 48

4. Please provide a comparative discussion of each section of your cash flows (i.e., operating, financing, and investing) between all comparable periods presented in the statements of cash flows. For example, there is no discussion of cash flows between fiscal years 2011 and 2010. Your discussion should be accompanied by an analysis at the appropriate level of detail. Please note that in regard to operating cash flows, your analysis should focus on factors that directly affect cash and not merely refer to improved operating results. Refer to Item 1 of Section IV.B of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 59

1.Business and Significant Accounting Policies, page 64

Cash and Cash Equivalents, page 66

5. It appears from your liquidity discussion the cash held in your foreign consolidated subsidiaries is significant and may not be readily available, if at all, to be used for certain

financing activities. If so, please disclose the amount of cash which is not freely transferable to the Parent in your notes to the financial statements. Refer to Rule 5-02.1 of Regulation S-X.

6.Goodwill and Intangibles, page 74

6. We note your disclosure that you amortize customer relationships and distributor channels intangibles from ten to thirty-five years. Tell us the period over which you amortize customer relationships. Further, tell us why you believe this range is appropriate. In your response, tell us the methodology used to determine the range.

11. Commitments and Contingencies, page 83

Contingencies, page 83

7. We read your disclosure that you have reserved for environmental, litigation, and product liability contingencies. Please revise your disclosures to also include a range of potential additional loss in excess of amounts accrued, which may be aggregated by contingency category, and provide us your proposed disclosure. If you are unable to estimate the reasonably possible additional loss or range of loss, please explain to us in detail the reasons why you are unable to determine an estimate, or why such information would not be useful to an investor. Refer to the disclosure requirements set forth by paragraphs 1-5 of ASC 450-20-50.

12. Taxes on Income, page 85

8. Tell us how your statement that the foreign undistributed earnings are deemed by the Company to be indefinitely reinvested complies with ASC 740-30-25-17. In this regard, we read your disclosure, "[I]n 2012, 2011 and 2010, the Company recorded a deferred tax charge (benefit) of $2.2, $7.5 and ($2.4), respectively, related to profits that were deemed not to be permanently reinvested outside of the United States."

13. Stockholders' Equity and Share-Based Awards, page 88

Restricted Shares of Common Stock, page 89

9. Refer to your disclosure on page 90 where you state, "[D]uring the fourth quarter of 2012, the Company recognized $33.6 of cumulative stock-based compensation related to certain restricted share awards where compensation expense was not previously recognized as the achievement of the performance targets was not deemed probable. These awards, which were granted in 2010 and whose restrictions lapse if and when the Company achieves certain performance targets, had an aggregate grant date fair value of $44.8 and have a 5-year contractual life." Tell us and disclose the nature of the performance targets that were achieved. Please refer to ASC 718-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief